UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Molson Coors Brewing Company

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

60871R 10 0

(CUSIP Number)

Jeffrey Nadler, Esq.

Davies Ward Phillips & Vineberg LLP

900 Third Avenue

New York, NY 10022

(212) 588-5505

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 11, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

INTRODUCTION

This Amendment No. 10 to Schedule 13D amends:

(a)	Schedule 13D (the "Schedule") filed jointly on February 22, 2005 by:
(i)	Pentland Securities (1981) Inc. ("Pentland"),
(ii)	4280661 Canada Inc. ("4280661"),
(iii)	Lincolnshire Holdings Limited ("Lincolnshire"),
(iv)	Nooya Investments Limited ("Nooya"),
(v)	BAX Investments Limited,
(vi)	DJS Holdings Ltd.,
(vii)	Trust u/w/o Thomas Henry Pentland Molson,
(viii)	Eric Herbert Molson ("Eric Molson"), and
(ix)	Stephen Thomas Molson ("Stephen Molson", and collectively with Pentland, 4280661, Lincolnshire, Nooya and Eric Molson, the "Reporting Persons"),

with respect to the Class A common stock, par value $0.01 per share of Molson Coors Brewing Company (the "Company");

(b)	Amendment No. 1 to the Schedule filed on January 3, 2006;
(c)	Amendment No. 2 to the Schedule filed on July 21, 2009;
(d)	Amendment No. 3 to the Schedule filed on September 15, 2009;
(e)	Amendment No. 4 to the Schedule filed on December 8, 2009;
(f)	Amendment No. 5 to the Schedule filed on May 25, 2010;
(g)	Amendment No. 6 to the Schedule filed on August 13, 2013;
(h)	Amendment No. 7 to the Schedule filed on December 9, 2013;
(i)	Amendment No. 8 to the Schedule filed on December 11, 2014; and
(j)	Amendment No. 9 to the Schedule filed on September 8, 2015.

This Amendment No. 10 is being filed to report certain transactions effected by certain of the Reporting Persons involving Class B exchangeable shares of Molson Coors Canada Inc. ("Class B Exchangeable Shares") and shares of Class B common stock of the Company ("Class B Common Shares"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings previously set forth in the Schedule and, unless amended hereby, all information previously filed remains in effect.

ITEM 4.	PURPOSE OF THE TRANSACTION.

Item 4 of the Schedule is amended by adding the following at the end thereof:

The disclosure set forth in Item 6 of this Amendment No. 10 to the Schedule is incorporated by reference herein to this Item 4.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule is amended by adding the following at the end thereof:

As disclosed in Item 6 of Amendment No. 8 to the Schedule filed on December 11, 2014, on December 3, 2014 Pentland entered into an OTC Forward Master Agreement (the "Forward Agreement") and a related confirmation, supplemented by a notice dated December 8, 2014 that provided the price terms of the Forward Agreement (collectively, the "Forward") with an unaffiliated third party buyer ("Buyer") as part of a monetization transaction (the "Monetization Transaction"). As part of the Monetization Transaction, a Canadian chartered bank affiliate of Buyer ("Bank") made a zero coupon loan to Pentland in the principal amount of US$14,586,013.94 (the "Loan") that was payable in cash at the settlement of the Forward. Pentland's obligations under the Loan were secured by a senior pledge to Bank of 321,000 Class B Exchangeable Shares, and Pentland's rights under the Forward Agreement. Pentland's obligations under the Forward Agreement were secured by a subordinate pledge to Buyer of the 321,000 Class B Exchangeable Shares. The Class B Exchangeable Shares are exchangeable at the option of the holder for Class B Shares on a one-for-one basis. Additional details concerning the Forward are set forth in Amendment No. 8 to the Schedule filed on December 11, 2014.

On September 11, 2017, Pentland and Buyer entered into a letter agreement (the "Early Termination Agreement") which provides for the early termination and cash settlement of the Forward and the Forward Agreement in consideration for the payment by Pentland to Buyer of an amount to be calculated pursuant to the Early Termination Agreement. In addition, on or about September 15, 2017, Pentland will repay the Loan in full. In order to finance the payments required to be made by Pentland pursuant to the Early Termination Agreement and the repayment of the Loan, Pentland will enter into another loan agreement with Bank pursuant to which Bank will agree to make a loan to Pentland in the principal amount of approximately US$23 million, which loan will be secured by a senior pledge to Bank of 321,000 Class B Exchangeable Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2017

PENTLAND SECURITIES (1981) INC.

By:	/s/ Andrew Thomas Molson
Name: Andrew Thomas Molson
Title: President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2017

4280661 CANADA INC.

By:	/s/ Andrew Thomas Molson
Name: Andrew Thomas Molson
Title: President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2017

LINCOLNSHIRE HOLDINGS LIMITED

By:	/s/ Eric Herbert Molson
Name: Eric Herbert Molson
Title: President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2017

NOOYA INVESTMENTS LIMITED

By:	/s/ Stephen Thomas Molson
Name: Stephen Thomas Molson
Title: President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2017

/s/ Eric Herbert Molson
ERIC HERBERT MOLSON

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2017

/s/ Stephen Thomas Molson
STEPHEN THOMAS MOLSON